

Aaron Sandeen · 3rd
CEO and Co-Founder at CSW - Cyber Security Works
Talks about #cloud, #security, #innovation, #leadership, and #technology
Phoenix, Arizona, United States · Contact info

5,876 followers · 500+ connections

CSW CSW - Cyber Security Works

DeVry University Phoenix

Experience

CSW
CEO and Co-Founder
CSW - Cyber Security Works · Full-time
Jul 2021 – Present · 4 mos
Greater Phoenix Area

Cyber Security Works (CSW) helps leaders proactively increase their resilience against ever-evolving security threats on-prem and in the cloud. We provide intelligent and actionable security insights at every layer of your operations. CSW is a US Department of Homeland Security-sponsored CVE Numbering Authority and a leader in Attack Surface Management. Our innovation in vulnerability and exploit research led us to discover 49 zero-days in popular technologies, such as Oracle, D-Link, WSO2, Thembay, and Zoho.

CEO & Co-Founder
Zuggand, Inc.
Jan 2015 – Present · 6 yrs 10 mos
Chandler, AZ

Zuggand is an AWS Advanced Tier partner focused on helping leaders accelerate cloud adoption!

GCU
Technical Advisory Board Member
Grand Canyon University
Jan 2020 – Present · 1 yr 10 mos
Phoenix, Arizona, United States

Proud member of GCU's Technical Advisory Board! It's so exciting to see first hand GCU's innovative and adaptive approach to ensure their students are getting applicable skills and hands on experience that employers need now and in the near future! I am continually impressed by the student's creativity and passion. Be on the watch for what's com ...see more

ROCKET MY BRAND
Chief Growth Officer
Rocket My Brand
Aug 2018 – Present · 3 yrs 3 mos
Chandler, AZ

We are obsessed with helping business leaders Accelerate Profitable Growth! We help leaders prioritize investments, build assets and grow their brands exponentially. We have created a leadership program and Growth Framework that provides workshops, scorecards, tools, metrics and services leaders need.

ARIZONA
State of Arizona
4 yrs 1 mo

State CIO & Deputy Director
Jul 2011 – Jan 2015 · 3 yrs 7 mos

Arizona Department of Administration - Arizona Strategic Enterprise Technology Office (ADOA-ASET)

In alignment with the strategic missions of state agencies, ADOA-ASET develops a ...see more

📄 **2013 Arizona Strategic IT Plan**

State CIO & Director
Mar 2011 – Jun 2011 · 4 mos
Phoenix, AZ

State CIO & Director, Arizona Government Information Technology Agency (GITA)

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Education

DeVry University Phoenix
Bachelor of Science, Business Operations
1991 – 1994
Activities and Societies: Sand Volley Ball, Mortal Kombat, Street Fighter

Master level Street Fighter (Vega) and Mortal Kombat (Raiden) artist.
Co-ed sand volleyball aficionado.
Pitched (unsuccessfully) business plan for Virtual World Club.
Hard core Macintosh SE user. (Apple bubble jet printer was hi-tech)
Phoenix New Times restaurant junkie.